UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

E-House (China) Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.001

(Title of Class of Securities)

026852W10

(CUSIP Number)

Xin Zhou
Kanrich Holdings Limited
c/o 11/F Qiushi Building
No. 383 Guangyan Road, Zhabei District
Shanghai 200072
The People’s Republic of China
Phone: +86 21 6133 0808
Facsimile: +86 21 6133 0707

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:
Z. Julie Gao, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
c/o 42/F, Edinburgh Tower, The Landmark
15 Queen’s Road Central
Hong Kong
Phone:  (852) 3740-4700

March 31, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	026852W10	Page	2	of	13	Pages

1	Names of Reporting Persons Xin Zhou
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Ben eficially Owned by Each Reporting Person With	7	Sole Voting Power 3,618,997 ordinary shares
	8	Shared Voting Power 31,632,225 ordinary shares
	9	Sole Dispositive Power 3,618,997 ordinary shares
	10	Shared Dispositive Power 31,632,225 ordinary shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,251,222 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 24.9%
14	Type of Reporting Person (See Instructions) IN

CUSIP No.	026852W10	Page	2	of	13	Pages

1	Names of Reporting Persons Kanrich Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Ben eficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 17,790,125 ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,790,125 ordinary shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,790,125 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 12.9%
14	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer.

This amendment No.1 to Statement on Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on April 1, 2013 (the “Original Schedule 13D”), which relates to the ordinary shares, par value $0.001 per share (the “Shares”), of E-House (China) Holdings Limited, a company organized under the laws of the Cayman Islands (the “Company”), whose principal executive offices are located at 11/F Qiushi Building, No. 383 Guangyan Road, Zhabei District, Shanghai 200072, The People’s Republic of China.

Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Original Schedule 13D.

Item 2. Identity and Background.

This Amendment No. 1 is being filed by Kanrich Holdings Limited, a company organized under the laws of the British Virgin Islands (“Kanrich”), and Xin Zhou, a co-chairman of the board of directors and chief executive officer of the Company and a director and controlling shareholder of Kanrich.

Kanrich is solely engaged in holding, distributing or effecting any sale of the Shares held by it. Kanrich is jointly established by Xin Zhou and other members of the Company’s management, and controlled by Xin Zhou. The principal executive offices of Kanrich are located at 11/F Qiushi Building, No. 383 Guangyan Road, Zhabei District, Shanghai 200072, The People’s Republic of China.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Kanrich are set forth on Schedule A hereto and are incorporated herein by reference.

During the last five years, none of Kanrich, Xin Zhou and, to the best of their knowledge, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

The information set forth below is hereby added at the end of the paragraph with the heading “Share and account charge” in Item 4 of the Original Schedule 13D:

Subsequently in October 2013, Prominent Asset Investment Limited released 5,937,625 ordinary shares owned by On Chance from the security created under the share change.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and supplemented by the following:

The responses of Kanrich and Xin Zhou to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The information with respect to Shares that may be deemed to be beneficially owned by each director and officer of Kanrich is set forth on Schedule B hereto, which is incorporated herein by reference.

The 35,251,222 Shares beneficially owned by Mr. Xin Zhou comprise (i) 17,790,125 Shares beneficially owned by Kanrich as described below, (ii) 9,777,300 Shares beneficially owned by Jun Heng Investment Limited as described below, (iii) 4,064,800 Shares beneficially owned by On Chance Inc. as described below, (iv) 133,333 Shares held by Mr. Zhou personally; and (v) 3,485,664 Shares that Mr. Zhou has the right to acquire upon exercise of options within 60 days.

Mr. Xin Zhou holds 94% of the shares of Kanrich and is a director of Kanrich. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Zhou may be deemed to beneficially own all of the Shares of the Company held by Kanrich.

Jun Heng Investment Limited, a British Virgin Islands company, directly holds 9,665,000 Shares of the Company and 112,300 American depositary shares representing 112,300 Shares of the Company. On Chance Inc., a company controlled by Mr. Zhou as described below, holds 51.54% of the shares of Jun Heng Investment Limited. Mr. Zhou is a director of Jun Heng Investment Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Zhou may be deemed to beneficially own all of the Shares of the Company held by Jun Heng Investment Limited.

On Chance Inc., a British Virgin Islands company, directly holds 4,064,800 Shares of the Company. Mr. Xin Zhou holds 95% of the shares of On Chance Inc. and is the sole director of On Chance Inc. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Zhou may be deemed to beneficially own all of the ordinary shares of the Company held by On Chance Inc.

Mr. Zhou disclaims beneficial ownership of the Shares owned by Kanrich, Jun Heng Investment Limited and On Chance Inc. except to the extent of his pecuniary interest therein.

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by Kanrich and Xin Zhou is based on 137,906,041 Shares outstanding as of March 31, 2014 provided by the Company, which excludes 4,772,963 Shares issued to the depositary bank of the Company under reservation for future grants under the Company’s share incentive plan, and (ii) 130,500 Shares underlying the 130,500 American depositary shares that have been repurchased by the Company from the open market but remain uncancelled.

Except as disclosed in this Schedule 13D, none of Kanrich, Xin Zhou or to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.

Except as disclosed in this Schedule 13D, none of Kanrich, Xin Zhou or to the best of their knowledge, any of the persons listed in Schedule A hereto,  presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares that they may be deemed to beneficially own.

Except as disclosed in this Schedule 13D, none of Kanrich, Xin Zhou or to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.

Except as disclosed in this Schedule 13D, to the best knowledge of Kanrich and Xin Zhou, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Kanrich and Xin Zhou.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A*	Joint Filing Agreement, dated April 1, 2013, between Xin Zhou and Kanrich Holdings Limited

B*	Share Purchase Agreement, dated as of December 27, 2012, between E-House (China) Holdings Limited and Kanrich Holdings Limited

C*	Amendment to Share Purchase Agreement, dated as of March 22, 2013, between E-House (China) Holdings Limited and Kanrich Holdings Limited

D*	Margin Loan Facility Agreement, dated as of March 22, 2013, between Kanrich Holdings Limited and Prominent Asset Investment Limited

E*	Share and Account Charge, dated as of March 22, 2013, between Kanrich Holdings Limited, Jun Heng Investment Ltd., On Chance Inc. and Prominent Asset Investment Limited

* Filed with Original Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2014

Xin Zhou

/s/ Xin Zhou

Kanrich Holdings Limited

	By:	/s/ Xin Zhou
	Name:	Xin Zhou
	Title:	Director

SCHEDULE A

Directors and Executive Officers of Kanrich

Name	Position with Kanrich	Present Principal Occupation	Business Address	Citizenship

Xin Zhou	Director	Co-Chairman and Chief Executive Officer of the Company	11/F Qiushi Building, No. 383 Guangyan Road, Zhabei District, Shanghai 200072, The People’s Republic of China	P.R. China

Canhao Huang	Director	Executive Director of the Company	11/F Qiushi Building, No. 383 Guangyan Road, Zhabei District, Shanghai 200072, The People’s Republic of China	P.R. China

SCHEDULE B

Shares Beneficially Owned by the Directors and Executive Officers of Kanrich

	Shares Beneficially Owned (1)
	Number		%
Directors and Executive Officers

Xin Zhou	35,251,222		24.9%

Canhao Huang	201,166	(2)	0.1%

(1) For each person included in this table, percentage of beneficial ownership is calculated by dividing the number of Shares beneficially owned by such person by the sum of (i) the number of Shares outstanding as of March 31, 2014 (which shall exclude (a) the Shares issued to the depositary bank of the Company under reservation for future grants under the Company’s share incentive plan and (b) the Shares underlying the American depositary shares that have been repurchased from the open market but remain uncancelled) and (ii) the number of Shares underlying share options held by such person that are exercisable within 60 days and/or the number of restricted shares held by such person that will be vested within 60 days. The total number of Shares outstanding as of March 31, 2014 is137,906,041 Shares, excluding 4,772,963 Shares issued to the depositary bank of the Company under reservation for future grants under the Company’s share incentive plan and (ii) 130,500 Shares underlying the 130,500 American depositary shares that have been repurchased from the open market but remain uncancelled.

(2) represent (i) 16,666 Shares Mr. Huang personally held as of March 31, 2014 and (ii) 184,500 Shares that Mr. Huang has the right to acquire upon exercise of options within 60 days.